REGAL BELOIT CORPORATION ANNOUNCES UPCOMING PURCHASE DATE FOR 2.75%
CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024
AS REQUIRED UNDER ITS INDENTURE

February 13, 2009 (Beloit, WI): Regal Beloit Corporation (NYSE:RBC) (the “Company”) today announced that holders of the Company’s 2.75% Convertible Senior Subordinated Notes Due 2024 (the “Notes”) may request the Company to repurchase their Notes pursuant to the terms of the indenture governing the Notes. Effective March 15, 2009, the Company will repurchase each $1,000 principal amount of such Notes that holders have elected to have repurchased and that are validly surrendered and not validly withdrawn at a price equal to 100% of the principal amount of the Notes being repurchased, together with accrued and unpaid interest. The Company will pay the repurchase price in cash.

The opportunity of the holders of the Notes to surrender such Notes for repurchase by the Company commences today and will terminate at 5:00 p.m., Eastern Time, on March 13, 2009. In order to surrender Notes for repurchase, a completed repurchase notice and the surrendered Notes must be delivered to U.S. Bank National Association (the “Paying Agent”) by 5:00 p.m., Eastern Time, on March 13, 2009. Holders that surrender their Notes through the Depository Trust Company (“DTC”) need not submit a physical election notice to the Paying Agent if such holders comply with the transmittal procedures of DTC. Holders may withdraw any previously delivered repurchase notice or Notes by written or other notice complying with the procedures of DTC to the Paying Agent at any time prior to 5:00 p.m., Eastern Time, on March 13, 2009.

The Company has sent by first class mail a Company Notice to each record holder of Notes and filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission. In addition, the documents specifying the terms, conditions and procedures for electing to have Notes repurchased and surrendering and withdrawing Notes for repurchase are available to holders of the Notes for no charge through the Paying Agent. The Paying Agent can be reached at (800) 934-6802.

The Schedule TO and related documents filed by the Company contain important information about the tender offer, and holders of Notes are urged to read them, along with any documents filed in the future by the Company in connection with the tender offer, carefully. Holders of Notes may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at http://www.sec.gov or from the Company by contacting David A. Barta, Vice President and Chief Financial Officer at (608) 361-7405.

Regal Beloit Corporation is a leading manufacturer of electrical and mechanical motion control and power generation products serving markets throughout the world. Regal Beloit is headquartered in Beloit, Wisconsin, and has manufacturing, sales, and service facilities throughout North America and in Mexico, Europe and Asia.

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Corporate Offices
200 State Street • Beloit, WI 53511-6254
608-364-8808 • Fax: 608-364-8818
Website: www.regal-beloit.com